Exhibit 99.8

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

July 2, 2019

Item 3	News Release

A news release was issued by the Corporation on July 2, 2019 through the facilities of Cision and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On July 2, 2019, the Corporation announced a binding agreement (the “Agreement”) to expand further into Michigan through a new strategic acquisition and partnership with experienced cannabis operators in Muskegon. The partnership is with Inferno Gardens, Inc. (“Inferno Gardens”), whose assets include the local approval for one retail dispensary (referred to as provisional centers in Michigan) and a 24,000 sq ft indoor manufacturing facility that will include both cultivation and processing when fully constructed. State licensing is in progress and expected to be completed in the coming months. The facility is approximately 40% constructed and expected to be fully operational within 120 days. Final acquisition and partnership is subject to Michigan regulatory approval and full licensing of the Company at the state level.

Item 5.1	Full Description of Material Change

On July 2, 2019, the Corporation announced a binding agreement (the “Agreement”) to expand further into Michigan through a new strategic acquisition and partnership with experienced cannabis operators in Muskegon. The partnership is with Inferno Gardens, Inc. (“Inferno Gardens”), whose assets include the local approval for one retail dispensary (referred to as provisional centers in Michigan) and a 24,000 sq ft indoor manufacturing facility that will include both cultivation and processing when fully constructed. State licensing is in progress and expected to be completed in the coming months. The facility is approximately 40% constructed and expected to be fully operational within 120 days. Final acquisition and partnership is subject to Michigan regulatory approval and full licensing of the Company at the state level.

The terms of the Agreement includes the following provisions:

1.	the Company obtains the option to acquire a 51% ownership of Inferno Gardens, subject to state regulatory approval, for a one-time payment of $250,000 due upon the signing of the definitive agreement with a deposit of $50,000 submitted in conjunction with the execution of the Agreement;

2.	the Company will provide up to $2 million in financing as a loan for development and operational buildout of the cultivation, processing, and dispensary centers of which the Company will be paid back under an established schedule;

3.	the Company will have the right to purchase the remaining 49% of Inferno Gardens for either stock or cash or a combination of both at the earlier of the Company’s stock reaching $1.00 / share on the Canadian Securities Exchange for a period of 10 consecutive days or 24 months from signing the definitive agreement. Unless Inferno Gardens permits, the Company may not exercise this option for a period of 12 months following the signing of the definitive agreement; and

4.	the Company will also issue 900,000 common shares to Inferno Gardens based on milestones including signing of definitive agreement, production of 500 lbs of dried cannabis flower and achieving $3,000,000.00 in top line revenue.

The binding Agreement also considers the appointment of Inferno Gardens leadership to a management role for oversight of the development and operation of the Michigan facilities. Plans for the dispensary and processing facility are slated for launching in early 2020.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

July 11, 2019.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

 3